Exhibit 99.4

CONSENT OF PROSPECTIVE DIRECTOR

In accordance with Rule 438 promulgated under the Securities Act of 1933, as amended, I hereby consent to my being named in the Registration Statement on Form S-4 of CF Finance Acquisition Corp. II, a Delaware corporation (the “Company”), with the Securities and Exchange Commission, and all amendments (including post-effective amendments) thereto (the “Registration Statement”) and any related prospectus and/or proxy statement contained therein and any amendment or supplement thereto, as a person who is to become a director of the Company upon the Effective Date (as such term is defined in the Agreement and Plan of Merger, dated November 30, 2020, by and among the Company, PVMS Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company, and View, Inc., a Delaware corporation, and to the filing of this consent as an exhibit to the Registration Statement.

Date: 1/22/2021

By:	/s/ Harold Hughes
Name: Harold Hughes